UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

KITE PHARMA, INC.

(Name of Subject Company (Issuer))

DODGERS MERGER SUB, INC.

a wholly-owned subsidiary of

GILEAD SCIENCES, INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

49803L109

(Cusip Number of Class of Securities)

Brett A. Pletcher, Esq.
Executive Vice President, General Counsel and Chief Compliance Officer

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404

650-574-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Stephen F. Arcano Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 (212) 735-3542	Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116 (617) 573-4850

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,225,580,130.26	$1,301,044.74

*                 Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 57,410,242 outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Kite Pharma, Inc. (“Kite”) multiplied by $180.00, (ii) 4,387,212 Shares issuable pursuant to outstanding stock options that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $180.00, (iii) 86,850 Shares issuable pursuant to outstanding warrants multiplied by $180.00, (iv) 181,811 Shares issuable pursuant to outstanding unvested stock options multiplied by $105.66 (which is $180.00 minus the weighted average exercise price for such options of $74.34 per share) and (v) 373,307 Shares issuable pursuant to outstanding unvested restricted stock units that are anticipated to vest prior to the completion of the transaction multiplied by $180.00. The calculation of the filing fee is based on information provided by Kite as of August 31, 2017.

**          The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,301,044.74	Filing Party:	Dodgers Merger Sub, Inc. and Gilead Sciences, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	September 5, 2017

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒          third-party tender offer subject to Rule 14d-1.
☐            issuer tender offer subject to Rule 13e-4.
☐            going-private transaction subject to Rule 13e-3.
☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Dodgers Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Gilead Sciences, Inc., a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission on September 5, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule TO”).  The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.001 par value per share (“Shares”), of Kite Pharma, Inc., a Delaware corporation (“Kite”), at a price of $180.00 per Share, net to the holder in cash, without interest upon the terms and subject to the conditions described in the Offer to Purchase dated September 5, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly-owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1 through 11.

The information set forth in the Offer to Purchase under “The Tender Offer—Section 12—Sources and Amount of Funds” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing all three paragraphs of the subsection titled “Senior Notes” as such paragraphs were added by Amendment No. 2 to the Offer to Purchase filed with the SEC on September 18, 2017, with the following paragraphs:

“On September 14, 2017, Parent entered into an underwriting agreement pursuant to which Parent agreed to issue and sell to the underwriters named therein $3.0 billion aggregate principal amount of senior unsecured notes (the “Notes”), consisting of $2.0 billion aggregate principal amount of floating rate notes (the “Floating Rate Notes”) and $1.0 billion aggregate principal amount of fixed rate notes (the “Fixed Rate Notes”) in a registered public offering. The offering closed on September 21, 2017. Parent intends to use the net proceeds from the offering to finance a portion of the cash consideration payable in connection with the Transactions and to pay related fees and expenses. The net proceeds of the offering will also reduce a portion of the commitments under the Cash Bridge Commitment Letter.

Special Mandatory Redemption. In the event that Parent does not consummate the Transactions on or prior to March 27, 2018 or the Merger Agreement is terminated any time prior thereto, Parent will be required to redeem in whole and not in part the aggregate principal amount of the outstanding Notes on the special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the special mandatory redemption date. The “special mandatory redemption date” will be the earlier to occur of (1) April 26, 2018, if the Acquisition has not been consummated on or prior to March 27, 2018, or (2) the 30th day (or if such day is not a business day, the first business day thereafter) following the termination of the Merger Agreement for any reason.

Optional Redemption and Change of Control.  Parent will have the option to redeem some or all of the Fixed Rate Notes, but not the Floating Rate Notes, at any time and from time to time, at the redemption price described in the Fixed Rate Notes.  Parent will also be required to repurchase each series of Notes upon certain change of control events.

Certain Covenants. The indenture governing the Notes contains covenants that, among other things, limit the ability of Parent and certain of its subsidiaries to:

•                  incur liens;

•                  enter into certain sale and leaseback transactions; and

•                  consolidate, merge or sell all or substantially all of Parent’s assets.

These limitations are subject to a number of qualifications and exceptions that are set forth in the indenture governing the Notes.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2017

DODGERS MERGER SUB, INC.

By:	/s/ Robin L. Washington
	Name:	Robin L. Washington
	Title:	President and Treasurer

GILEAD SCIENCES, INC.

By:	/s/ John F. Milligan
	Name:	John F. Milligan, Ph.D.
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Index No.
(a)(1)(A)	Offer to Purchase, dated September 5, 2017*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement, published September 5, 2017 in The Wall Street Journal*

(a)(5)(A)

Joint Press Release of Parent and Kite, dated August 28, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(B)	Investor Presentation, dated August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(C)	Infographic by Parent (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(D)

Email sent to Parent Operations Department and Senior Management on August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(E)

Email sent to employees of Kite, dated August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(F)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(G)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(H)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(I)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(J)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(K)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(L)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(M)	Q&A provided to Kite employees (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on September 1, 2017)*

(a)(5)(N)

E-mail to Kite employees from Kite management (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on September 1, 2017)*

(b)(1)

Cash Bridge Facility Commitment Letter, dated as of August 31, 2017, among Gilead Sciences, Inc., Bank of America N.A., Merrill Lynch Pierce Fenner & Smith Incorporated, Wells Fargo Bank, National Association and Wells Fargo Securities, LLC*

(b)(2)

Cash Bridge Joinder Agreement, dated as of September 8, 2017, among Gilead Sciences, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, N.A., Wells Fargo Securities, LLC, Wells Fargo Bank, National Association, Barclays Bank PLC, JPMorgan Chase Bank, N.A., Morgan Stanley Bank, N.A., The Bank of Tokyo-Mitsubishi UFJ, Ltd., HSBC Bank USA, N.A., Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation, Goldman Sachs Bank USA, Citibank N.A., Royal Bank of Canada and U.S. Bank National Association*

(b)(3)

Term Loan Facility Credit Agreement, dated as of September 8, 2017, among Gilead Sciences, Inc., Bank of America, N.A., as Administrative Agent, certain other lenders party thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Bookrunners, and Wells Fargo Bank, National Association, as Syndication Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 13, 2017)*

(d)(1)

Agreement and Plan of Merger, dated as of August 27, 2017, among Kite, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on August 28, 2017)*

(d)(2)

Mutual Confidentiality Agreement, dated as of February 10, 2017, by and between Kite and Parent (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by Kite with the Securities and Exchange Commission on September 5, 2017)*

(d)(3)

Amendment No. 1 to Mutual Confidential Disclosure Agreement, dated as of August 20, 2017, by and between Parent and Kite (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Kite with the Securities and Exchange Commission on September 5, 2017)*

*       Previously filed.